

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 10, 2017

Siobhan Nolan Mangini
Chief Financial Officer
Castlight Health, Inc.
150 Spear Street, Suite 400
San Francisco, CA 94105

> **Re:** **Castlight Health, Inc.**
> **Registration Statement on Form S-4**
> **Filed February 2, 2017**
> **File No. 333-215861**

Dear Mr. Mangini:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gabriel Eckstein at (202) 551-3286 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Robert A. Freedman, Esq.
       Fenwick & West LLP